ISSUER FREE WRITING PROSPECTUS DATED DECEMBER 19, 2024 FILED PURSUANT TO RULE 433 REGISTRATION NO. 333-282185 Preferred Series B Unit Offering © 2024 Greystone & Co. II LLC. Confidential. All rights reserved. Greystone Housing Impact Investors LP 1

Important Information Forward-Looking Statements This presentation incorporates information from a prospectus dated September 27, 2024, filed by Greystone Housing Impact Investors LP (the Partnership ) with the Securities and Exchange Commission for the offering to which this communication relates (the “Prospectus”) and contains forward-looking statements. All statements in this document other than statements of historical facts, including statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. When used, statements which are not historical in nature, including those containing words such as “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend,” and similar expressions, are intended to identify forward-looking statements. We have based forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. In addition, projections, assumptions and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the headings “Risk Factors” beginning on page 32 of the Prospectus, page 97 of the Form 10-Q for the quarter ending June 30, 2024, and page 17 of our Annual Report on Form 10-K for the year ended December 31, 2023. These forward-looking statements are subject to various risks and uncertainties and Greystone Housing Impact Investors LP expressly disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Disclosure Regarding Non-GAAP Measures This document refers to certain financial measures that are identified as non-GAAP. The Partnership believes that these non-GAAP measures are helpful to investors because they are the key information used by management to analyze the Partnership’s operations. This information should not be considered in isolation or as a substitute for the related GAAP measures. A reconciliation of Non-GAAP measures to the most comparable GAAP measures can be found in Addendum C of this presentation. © 2024 Greystone & Co. II LLC. Confidential. All rights reserved. Greystone Housing Impact Investors LP 2

Important Notices Free Writing Prospectus Statement Greystone Housing Impact Investors LP has filed a registration statement on Form S-3 (the Registration Statement ) with the SEC for the offering to which this communication relates. The Registration Statement was declared effective by the SEC on September 27, 2024. Before you invest, you should read the Prospectus in the Registration Statement and other documents the Partnership has filed with the SEC for more complete information about the Partnership and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Partnership will arrange to send you the Prospectus if you request it by calling (855) 428-2951. Additional Disclosures There is no guarantee that any specific outcome will be achieved in connection with your investment in the Partnership. An investment in our Series B Preferred Units involves risks. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information in the “Risk Factors” section of the Prospectus included in the Registration Statement, which was declared effective by the SEC on September 27, 2024. © 2024 Greystone & Co. II LLC. Confidential. All rights reserved. Greystone Housing Impact Investors LP 3

Preferred Units – Performance Summary Investment Thesis: • To provide US depository institutions with an investment likely to receive positive Community Reinvestment Act (“CRA”) consideration, while generating income, distributing cash and providing an allocation of investment capital to specific Community Development Investments (“CDI”), while reducing risk through portfolio diversification and seniority within the fund capital stack. Preferred Unit Performance Summary: • $172 million of Preferred Capital allocated as of September 30, 2024 ‒ $94.5 million of Series A Preferred where five Investors made nine separate rounds of investment ‒ $54.5 million of Series A Preferred Units exchanged for new issue Preferred Units and allocated to new CRA eligible investments ‒ $40 million of Series A Preferred Units successfully fully redeemed ‒ $55 million of new Series A-1 Preferred Units issued ‒ $22.5 million of new Series B Preferred Units issued • All Preferred Unit distributions have been made in full and on time • CRA allocations managed across multiple allocation requests while ensuring no allocation overlap • From the initial Preferred Unit Investment in Q1 2016 through September 30, 2024*, the Partnership provided financing: ‒ For 58 additional Community Development Investments ‒ In 12 states and 35 different counties ‒ Representing 8,815 Total Units *Please see Addendum B: Community Development Investments Q1 2016 – September 30, 2024 © 2024 Greystone & Co. II LLC. Confidential. All rights reserved. Greystone Housing Impact Investors LP 4

Greystone Housing Impact Investors LP • Greystone Housing Impact Investors LP (NYSE:GHI) (the Partnership ) was formed on April 2, 1998 under the Delaware Revised Uniform Limited Partnership Act for the initial purpose of acquiring, holding, selling and otherwise dealing with a portfolio of mortgage revenue bonds which have been issued to provide construction and/or permanent financing of multifamily residential properties. We expect and believe the interest received on our tax-exempt mortgage revenue bonds and similar investments is excludable from gross income for Federal income tax purposes. • We also make other investments in accordance with the Second Amended and Restated Agreement of Limited Partnership dated December 5, 2022. • The Partnership expects that the majority of its invested assets, as determined by its General Partner, will be considered eligible for regulatory credit under the CRA. Partnership Details as of September 30, 2024 Symbol (NYSE) GHI 1 Most recent quarterly distribution $0.37 BUC price (common) $14.03 Units outstanding 23,085,261 Market capitalization $323.9 million 52-week range of BUC price $13.30 - $17.55 Total assets $1.55 billion Ratio of debt to total assets at par or cost 74% 1. The distribution was paid on October 31, 2024 to BUC holders of record as of September 30, 2024. The distribution is payable to BUC holders of record as of the last business day of the quarter and GHI trades ex- dividend one day prior to the record date, with a payable date of the last business day of the subsequent month. © 2024 Greystone & Co. II LLC. Confidential. All rights reserved. Greystone Housing Impact Investors LP 5

The Partnership – Illustrative Structure The Partnership was formed for the primary purpose of acquiring, holding, selling, and managing a portfolio of mortgage revenue bonds issued to provide construction and/or permanent financing of multifamily residential properties. $1.55 billion portfolio generates primarily interest income and capital gains for the Partnership. The Partnership pays management fees and operating expenses. The Partnership uses prudent levels of leverage to optimize fund returns. The Partnership is approximately 74% levered. 29% of debt is fixed rate on fixed rate assets, 14% is variable rate debt on variable rate assets and 51% is hedged variable rate debt on fixed rate assets, leaving just 6% as variable rate debt on fixed rate assets. Preferred Units are senior in distribution & liquidation to the General Partner and BUC capital. The Preferred Units receive CRA allocation to specific requested Community Development Investments. $323.9 million of market cap equity as BUCs listed on the NYSE as of September 30, 2024. Holders currently receive quarterly distributions. © 2024 Greystone & Co. II LLC. Confidential. All rights reserved. Greystone Housing Impact Investors LP 6

Series A/A-1 & B Preferred Unit Overview

All Preferred Series

- Individual asset level allocation of capital for CRA purposes
- Annual CRA Majority of Assets Certification
- Pays quarterly cash distribution
- No fees
- Senior to the Beneficial Unit Certificates ("BUCs") – Market Capitalization as of September 30, 2024 was $323.9 million
- Diversified $1.55 Billion portfolio as of September 30, 2024

Series A-1 Preferred Units

- Senior to Series B and BUCs
- 6 years to investor optional redemption
- 3% fixed distribution rate
- Issuance limited to the lessor of 3:1 ratio with BUCs:Series A-1 or $150 million.

Series B Preferred Units

- Senior to BUCs
- 6 years to investor optional redemption
- 5.75% fixed distribution rate
- Issuance limited to 2:1 ratio with BUCs:Series A-1/B

© 2024 Greystone & Co. II LLC. Confidential. All rights reserved.

Greystone Housing Impact Investors LP | 7

Allocable Community Development Investments As of September 30, 2024, the Partnership has over $1.05 billion of Community Development Investments available for allocation. CRA Available for State Allocation AZ 26,225,686 CA 343,481,276 FL 60,000,000 GA 30,252,594 IN 5,220,000 LA 11,500,000 MD 33,727,000 MN 34,620,000 MS 4,792,150 NM 24,900,000 SC 191,567,000 TN 11,581,925 TX 260,950,058 WA 14,350,000 States with Allocable Community Development Investments Total 1,053,167,689 © 2024 Greystone & Co. II LLC. Confidential. All rights reserved. Greystone Housing Impact Investors LP 8

Preferred Units Distribution Coverage Ratio Illustration • The Partnership believes that Net Income and Cash Available for Distribution (“CAD”) provides relevant information about the Partnership’s operations and is necessary for understanding its operating results. • The Partnership’s Net Income and CAD over the last six years has generated significant coverage for the distributions to Preferred Unit holders and shown strong earnings through market cycles. © 2024 Greystone & Co. II LLC. Confidential. All rights reserved. Greystone Housing Impact Investors LP 9

Interest Rate Sensitivity Analysis

- The management team seeks the optimization of Fixed versus Variable rate leverage based upon the current and projected market interest rates.
- The sensitivity analysis below is as of September 30, 2024, and represents the change over the next 12 months assuming an immediate shift in interest rates and management does not adjust its strategy in response.

Description	-100 bps	-50 bps	+50 bps	+100 bps	+200 bps
Tender Option Bond debt financing	$ 4,329,920	$ 2,164,960	$(2,164,960)	$(4,329,920)	$(8,659,839)
Tax Exempt Bond Securitization debt financing	114,601	57,300	(57,300)	(114,601)	(229,202)
Other investment financings	(3,105,623)	(1,552,812)	1,552,812	3,105,623	6,211,246
Variable rate investments	(519,794)	(259,897)	259,897	519,794	1,039,588
Total	**$ 819,104**	**$ 409,551**	**$ (409,551)**	**$ (819,104)**	**$(1,638,207)**
Per BUC Impact	**$ 0.035**	**$ 0.018**	**$ (0.018)**	**$ (0.035)**	**$ (0.071)**

Please Note:

- *The interest rate sensitivity table above (the "Table") represents the change in interest income from investments, net of interest on debt and settlement payments for interest rate derivatives over the next twelve months, assuming an immediate parallel shift in the SOFR yield curve and the resulting implied forward rates are realized as a component of this shift in the curve. Assumptions include anticipated interest rates, relationships between interest rate indices and outstanding investments, liabilities and interest rate derivative positions.*
- *No assurance can be made that the assumptions included in the Table presented herein will occur or that other events will not occur that will affect the outcomes of the analysis. Furthermore, the results included in the Table assume the Partnership does not act to change its sensitivity to the movement in interest rates.*
- *As the above information incorporates only those material positions or exposures that existed as of September 30, 2024, it does not consider those exposures or positions that could arise after that date, except as noted previously on this slide. The ultimate economic impact of these market risks will depend on the exposures that arise during the period, our risk mitigation strategies at that time and the overall business and economic environment.*
- *"Per BUC Impact" - The net interest income change per BUC calculated based on 23,085,261 BUCs outstanding as of September 30, 2024.*

© 2024 Greystone & Co. II LLC. Confidential. All rights reserved.

Greystone Housing Impact Investors LP | 10

Community Development Investments

- The Partnership has over $1.05 billion in Community Development Investments (“CDI”) available for allocation as of September 30, 2024
- The majority of the Partnership invested assets are eligible CDIs under the Community Reinvestment Act (“CRA”)
  - CRA Majority of Invested Assets Certification provided at close.
  - Annual CRA Majority of Invested Assets Certification provided thereafter.
- The General Partner determines CDI’s where the majority of underlying units are restricted to those earning up to 80% of Area Median Income (“AMI”)
  - Low Income Housing Tax Credit multifamily housing.
  - 501(c)(3) Income Restricted multifamily housing.
- A CRA BUC investment has CDI specific allocations while also providing diversified risk across a portfolio
  - Equity allocated to specific CDI(s) for reporting purposes.
  - Strict control of CRA allocations to ensure no overlap.
  - Fund portfolio spreads economic risk.



Bruton Apartments
Dallas, TX

$18.14 Million
Senior Bond
100% @ 60% AMI



Seasons At Simi Valley
Simi Valley, CA

$4.4 Million
Senior Bond
40% @ 40% & 60% @ 50% AMI



Vineyard Gardens Apartments
Oxnard, CA

$4.0 Million
Senior Bond
100% @ 50% AMI

Illustrative transactions

© 2024 Greystone & Co. II LLC. Confidential. All rights reserved.

Greystone Housing Impact Investors LP | 11

APPENDIX © 2024 Greystone & Co. II LLC. Confidential. All rights reserved. Greystone Housing Impact Investors LP 12

The Management Team • We approach multifamily real estate as long-term owners and managers. Based in Omaha, Nebraska, the core team of real estate professionals executes the Partnership’s fundamental long-term strategy. • Our in-depth knowledge of the industry, from development to property management, combined with our proven and verifiable track record of success, is a testament of the commitment and dedication we bring to each property. The General Partner that manages the Partnership’s operations is a wholly owned subsidiary of an affiliate of Greystone & Co. LLC • Key features of each of our real estate investments includes: ‒ Preservation of capital. ‒ Predictable current cash distributions/yields. ‒ Potential for enhanced yield/capital appreciation. • Expertise ‒ Multifamily Ownership ‒ Affordable Housing ‒ Seniors and Skilled Nursing Facilities ‒ Multifamily Property Management ‒ Student Housing © 2024 Greystone & Co. II LLC. Confidential. All rights reserved. Greystone Housing Impact Investors LP 13

Greystone – Company Highlights *For HUD’s 2023 fiscal year. Based upon combined firm commitments received by Greystone Funding Company LLC and Greystone Servicing Company LLC and excludes risk sharing and hospital loans. ** Primary and Special Servicing combined as of 12/31/23. Fannie Mae and Freddie Mac Rankings based on 2023 lending volume. © 2024 Greystone & Co. II LLC. Confidential. All rights reserved. Greystone Housing Impact Investors LP 14

Summary of Terms: Series B Preferred Units ISSUER Greystone Housing Impact Investors LP, a Delaware limited partnership (NYSE:GHI). SECURITIES OFFERED Up to 10,000,000 Series B Preferred Units, representing limited partnership interests in the Partnership, subject to 2:1 issuance test ratio of BUC’s to aggregate all series of Preferred Units. RATE 5.75% Fixed rate, non-cumulative distribution paid quarterly. DISTRIBUTION AND Senior to BUCs and junior to the Series A/A-1 Preferred Units. LIQUIDATION PREFERENCE INVESTOR OPTIONAL Can put all, or in part, at par plus any accrued and unpaid distribution: REDEMPTION • Upon the sixth (6th) anniversary of the initial investment and each anniversary thereafter; • If the ratio between the BUCs market capitalization and aggregate Series A/A-1 Preferred Units falls below 1:1 for 15 consecutive business days. ISSUER OPTIONS Issuer has the option to call all, or in part, upon the sixth (6th) anniversary of the initial investment and each anniversary thereafter. INVESTED ASSETS The Partnership represents that the majority of its invested assets, as determined by its General Partner, will be CRA-eligible investments. RIGHTS Non-voting, non-convertible. CRA ALLOCATION Community Development Investment Specific Allocation with Portfolio Diversification. FUND CRA CRA Certificate of Majority of Invested Assets at close, annually thereafter. FEES None © 2024 Greystone & Co. II LLC. Confidential. All rights reserved. Greystone Housing Impact Investors LP 15

1 Summary of Senior Securities: Series A-1 Preferred Units ISSUER Greystone Housing Impact Investors LP, a Delaware limited partnership (NYSE: GHI). ISSUANCE LIMIT • Series A-1 Preferred Units may be issued so long as the aggregate market capitalization of the BUCs is no less than three times the aggregate book value of all Series A/A-1 Preferred Units, inclusive of the amount to be issued (3:1 issuance test). • No Series A-1 Preferred Units shall be issued if the sum of all Series A/A-1 Preferred Units outstanding, inclusive of the Series A-1 Preferred Units intended to be issued, will exceed $150,000,000 on the date of issuance. RATE 3.0% Fixed rate, non-cumulative distribution paid quarterly. DISTRIBUTION AND Senior to BUCs and on parity with the Series A Preferred Units. LIQUIDATION PREFERENCE INVESTOR OPTIONAL Can put all, or in part, at par plus any accrued and unpaid distribution: REDEMPTION • Upon the sixth (6th) anniversary of the initial investment and each anniversary thereafter; • If the ratio between the BUCs market capitalization and aggregate Series A/A-1 Preferred Units falls below 1:1 for 15 consecutive business days. ISSUER OPTIONS Issuer has the option to call all, or in part, upon the sixth (6th) anniversary of the initial investment and each anniversary thereafter. INVESTED ASSETS The Partnership represents that the majority of its invested assets, as determined by its General Partner, will be CRA-eligible investments. RIGHTS Non-voting, non-convertible, no registration rights. 1. The Partnership is not conducting an offering of Series A-1 Preferred Units at this time. This summary of terms is being provided for informational purposes only to provide readers with relevant information regarding securities that are senior to the Series B Preferred Units. © 2024 Greystone & Co. II LLC. Confidential. All rights reserved. Greystone Housing Impact Investors LP 16

Ownership Diagram

Greystone Housing Impact Investors LP – Ownership Diagram


Greystone AF Manager LLC
Greystone AF Holdings LLC
99.99% OWNED
.01% OWNED
America First Capital Associates, L.P. Two
("AFCA 2" or the "General Partner)
100% OWNED
Greystone ILP, inc.
(The "initial limited partner")
1% OWNED
99% OWNED
Greystone Housing Impact Investors LP
(NYSE: GHI)
Limited Partnership Interests
Limited Partnership Interests (1)
Preferred Units
Series A, Series A-1
& Series B
Portfolio of Investments
Beneficial Unit Certificate
("BUC") Holders

(1) Beneficial Unit Certificates ("BUCs") represent Limited Partnership Interests in Greystone Housing Impact Investors LP that are credited to the initial Limited Partner and whose rights are irrevocably assigned to the BUC Holders.

© 2024 Greystone & Co. II LLC. Confidential. All rights reserved.

Greystone Housing Impact Investors LP | 17

Addendum B

Community Development Investments
Q1 2016 – September 30, 2024

Community Development Investment	Project Location	Deal Type	County	Units
Companion at Thornhill Apartments	Lexington, SC	Refinance	Lexington	179
Concord at Williamcrest	Houston TX	Acquisition + Rehab	Harris	288
Concord at Gulf Gate	Houston TX	Acquisition + Rehab	Harris	288
Concord at Little York	Houston TX	Acquisition + Rehab	Harris	276
Las Palmas II	Coachella, CA	Acquisition + Rehab	Riverside	81
San Vicente Townhomes	Soledad, CA	Acquisition + Rehab	Monterey	50
Harmony Court	Bakersfield, CA	Acquisition + Rehab	Kern	96
Summerhill	Bakersfield, CA	Acquisition + Rehab	Kern	128
Madera Family	Madera, CA	Acquisition + Rehab	Madera	75
Courtyard	Fullerton, CA	Acquisition + Rehab	Orange	108
Seasons San Juan Capistrano	San Juan Capistrano, CA	Acquisition + Rehab	Orange	112
Seasons Lakewood	Lakewood, CA	Acquisition + Rehab	Los Angeles	85
Oaks at Georgetown	Georgetown, TX	Acquisition + Rehab	Williamson	192
Harmony Terrace	Simi Valley, CA	Acquisition + Rehab	Ventura	136
Avistar at Copperfield	Houston, TX	Acquisition + Rehab	Harris	192
Avistar at Wilcrest	Houston, TX	Acquisition + Rehab	Harris	88
Avistar at Wood Hollow	Austin, TX	Acquisition + Rehab	Travis	409
Montecito at Williams Ranch	Salinas, CA	Acquisition + Rehab	Monterey	132
Village at River's Edge	Columbia, SC	New Construction	Richland	124
Vineyard Gardens	Oxnard, CA	Acquisition + Rehab	Ventura	62
South Pointe	Hanahan, SC	Acquisition + Rehab	Berkeley	256
Rosewood	Goose Creek, SC	Acquisition + Rehab	Berkeley	100
Solano Vista	Vallejo, CA	Acquisition + Rehab	Solano	96

© 2024 Greystone & Co. II LLC. Confidential. All rights reserved.

Greystone Housing Impact Investors LP | 18

Addendum B (continued)

Community Development Investments
Q1 2016 – September 30, 2024

Community Development Investment	Project Location	Deal Type	County	Units
Village at Avalon	Albuquerque, NM	New Construction	Bernalillo	240
Gateway Village	Hillsborough, NC	Acquisition + Rehab	Orange	64
Lynnhaven	Durham, NC	Acquisition + Rehab	Durham	75
Montevista	San Pablo, CA	Acquisition + Rehab	Contra Costa	82
Scharbauer Flats	Midland, TX	New Construction	Midland	300
Oasis at Twin Lakes	Roseville, MN	New Construction	Ramsey	228
Ocotillo Springs	Brawley, CA	New Construction	Imperial	75
CCBA Senior Gardens	San Diego, CA	New Construction	San Diego	45
Centennial Crossings	Centennial, CO	New Construction	Arapahoe	209
Hilltop at Signal Hills	West St Paul, MN	New Construction	Dakota	146
Legacy Commons at Signal Hills	West St Paul, MN	New Construction	Dakota	247
Hope on Broadway	Los Angeles, CA	New Construction	Los Angeles	49
Hope on Avalon	Los Angeles, CA	New Construction	Los Angeles	88
Jackson Manor Apartments	Jackson, MS	Acquisition + Rehab	Hinds	60
Osprey Village	Kissimmee, FL	New Construction	Osceola	383
Willow Place Apartments	McDonough, GA	New Construction	Henry	182
Wellspring Apartments	Long Beach, CA	Acquisition + Rehab	Los Angeles	88
Residency at the Mayer	Hollywood, CA	Acquisition + Rehab	Los Angeles	79
Lutheran Gardens Apartments	Compton, CA	Acquisition + Rehab	Los Angeles	76
Residency at the Entrepreneur	Hollywood, CA	New Construction	Los Angeles	200
Magnolia Heights	Covington, GA	New Construction	Newton	200

© 2024 Greystone & Co. II LLC. Confidential. All rights reserved.

Greystone Housing Impact Investors LP | 19

Addendum B (continued)

Community Development Investments
Q1 2016 – September 30, 2024

Community Development Investment	Project Location	Deal Type	County	Units
Poppy Grove I	Elk Grove, CA	New Construction	Sacramento	147
Poppy Grove II	Elk Grove, CA	New Construction	Sacramento	82
Poppy Grove III	Elk Grove, CA	New Construction	Sacramento	158
Park at Sondrio	Greenville, SC	Acquisition + Rehab	Greenville	271
Park at Vietti	Spartanburg, SC	Acquisition + Rehab	Spartanburg	204
The Residency at Empire	Burbank, CA	New Construction	Los Angeles	148
Windsor Shores Apartments	Columbia, SC	Acquisition + Rehab	Richland	176
The Ivy Apartments	Greenville, SC	Acquisition + Rehab	Greenville	212
Handsel Morgan Apartments	Buford, GA	New Construction	Gwinnett	45
MaryAlice Circle Apartments	Buford, GA	New Construction + Acq. Rehab	Gwinnett	98
Sandy Creek Apartments	Bryan, TX	Acquisition + Rehab	Brazos	140
The Safford	Marana, AZ	New Construction	Pima	200
Woodington Gardens Apartments	Baltimore, MD	Acquisition + Rehab	Baltimore	197
Aventine Apartments	Bellevue, WA	Acquisition + Rehab	King	68
			TOTAL	8,815

© 2024 Greystone & Co. II LLC. Confidential. All rights reserved.

Greystone Housing Impact Investors LP | 20

Addendum C

Cash Available for Distribution Calculation

The Partnership believes that Cash Available for Distribution ("CAD") provides relevant information about the Partnership's operations and is necessary, along with net income, for understanding its operating results. To calculate CAD, the Partnership begins with net income as computed in accordance with GAAP and adjusts for non-cash expenses consisting of depreciation expense, amortization expense related to deferred financing costs, amortization of premiums and discounts, fair value adjustments to derivative instruments, provisions for credit and loan losses, impairments on MRBs, governmental issuer loans, real estate assets and property loans, deferred income tax expense (benefit) and restricted unit compensation expense. The Partnership also adjusts net income for the Partnership's share of (earnings) losses of investments in unconsolidated entities as such amounts are primarily depreciation expenses and development costs that are expected to be recovered upon an exit event. The Partnership also deducts Tier 2 income allocable to the General Partner as defined in the Partnership Agreement and distributions and accretion for the Preferred Units. Net income is the GAAP measure most comparable to CAD. There is no generally accepted methodology for computing CAD, and the Partnership's computation of CAD may not be comparable to CAD reported by other companies. Although the Partnership considers CAD to be a useful measure of the Partnership's operating performance, CAD is a non-GAAP measure that should not be considered as an alternative to net income calculated in accordance with GAAP, or any other measures of financial performance presented in accordance with GAAP. The following table shows the calculation of CAD (and a reconciliation of the Partnership's net income, as determined in accordance with GAAP, to CAD) for the nine months ending September 30, 2024 and the years ended December 31, 2023, 2022, 2021, 2020 and 2019.

	Nine months ended September 30	For the Years Ended December 31,				
	2024	2023	2022	2021	2020	2019
Net Income	$11,190,810	$54,011,696	$65,562,166	$38,099,488	$7,208,828	$30,492,151
Unrealized (gains) losses on derivatives, net	4,880,661	3,173,398	(7,239,736)	(23,214)	(116,899)	499,835
Depreciation and amortization expense	17,900	1,537,448	2,717,415	2,732,922	2,810,073	3,091,417
Provision for credit losses	(843,000)	(2,347,000)	-	1,856,893	7,318,590	-
Provision for loan loss	-	-	-	444,302	911,232	-
Impairment charge on real estate assets	-	-	-	-	25,200	75,000
Realized impairment of securities	-	-	(5,712,230)		(1,902,979)	-
Realized provision for loan loss	-	-	(593,000)	-	-	-
Reversal of impairment charge on real estate assets	-	-	-	(250,200)	-	-
Reversal of gain on sale of real estate assets	-	(10,363,363)	-	-	-	-
Amortization of deferred financing costs	1,187,700	2,461,713	2,537,186	1,209,837	1,450,398	1,713,534
Restricted unit compensation expense	1,455,581	2,013,736	1,531,622	1,277,694	1,017,938	3,636,091
Deferred income taxes	1,271	(362)	(45,056)	(89,055)	(105,920)	(149,874)
Redeemable Preferred Unit distributions and accretion	(2,250,194)	(2,868,578)	(2,866,625)	(2,871,051)	(2,871,051)	(2,871,051)
Tier 2 (Income) Loss allocable to the General Partner	-	(3,248,148)	(3,242,365)	(2,649,242)	80,501	(2,018,202)
Recovery of prior credit loss	(51,844)	(68,812)	(57,124)	-	-	-
Bond premium, discount and acquisition fee amortization, net of cash received	1,337,376	(182,284)	768,715	(72,052)	(59,691)	(80,524)
(Earnings) losses from investments in unconsolidated entities	825,652	17,879	-	-	-	-
Total CAD	**$17,751,913**	**$44,137,323**	**$53,360,968**	**$39,666,322**	**$15,766,220**	**$34,388,377**

© 2024 Greystone & Co. II LLC. Confidential. All rights reserved.

Greystone Housing Impact Investors LP | 21